Senior Optician Service, Inc.
                             5928 York Ave., South,
                                 Edina, MN 55410


                              INFORMATION STATEMENT
                            PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER
                        --------------------------------

        NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED
                 IN CONNECTION WITH THIS INFORMATION STATEMENT.
              NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED
                        NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about June 19, 2006 to the holders of record of shares of common stock, $0.001 par value (the "Common Stock"), of Senior Optician Service, Inc., a Minnesota corporation (the "Company"), is being furnished in connection with the appointment of Patrick Downey to the Board of Directors of the Company (the "Board"). The appointment of Mr. Downey as a director of the Company was made in connection with the Stock Sale Agreement dated June 12, 2006 (the "Stock Sale Agreement") executed between Donald Hill, the principal shareholder and President and Chief Executive Officer of the Company, and Kaniksu Financial Services, LLC (the "Purchaser"). The Stock Sale Agreement provided, among other things, for the sale of 4,900,000 shares of common stock of the Company (the "Purchased Shares") by Mr. Hill to the Purchaser (the "Purchase Transaction"). The Purchased Shares represent an aggregate of 83.7% of the issued and outstanding share capital of the Company on a fully-diluted basis. The source of the cash consideration for the Purchased Shares was the Purchasers' personal funds. The Stock Sale Agreement was signed and closed on June 12, 2006.

There are no arrangements or understandings among members of both the former and new control group and their associates with respect to the election of directors of the Company or other matters.

In connection with the Purchase Transaction, Sandra Hill and Bradley Peterson resigned as directors of the Company on June 12, 2006, and Donald Hill will resign as director of the Company as described herein. Following Mr. Hill's resignation, Mr. Downey will be the sole director of the Company. No action is required by the stockholders of the Company in connection with the actions described in this Information Statement. Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

The information contained in this Information Statement concerning Patrick Downey has been furnished to the Company by such person and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of the Company are located at 5928 York Ave., South, Edina, MN 55410 .

                                     GENERAL

There are currently 5,854,000 shares of Common Stock outstanding. As a result of the consummation of the transactions contemplated by the Stock Sale Agreement, the Board currently consists of two members, Donald Hill and Patrick Downey. Mr. Hill will resign as a director of the Company effective ten days after the mailing of this Information Statement, and following such date, Mr. Downey shall remain as the sole director of the Company.

                        DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of June 15, 2006.

Table 1.

          Name                  Age          Positions and Offices
          ----                  ---          ---------------------

          Patrick Downey        62           President, Chief Executive Officer,
                                             Chief Financial Officer,
                                             Chief Accounting Officer, and
                                             Director

          Donald Hill           64           Director

Donald Hill. Donald Hill is presently employed as an optician at Southdale Optical, Inc. He has worked in the optician field since 1960. Mr. Hill filed a petition for personal bankruptcy in July 2003.

Patrick Downey. Command Center, Inc. (CCNI:OTCBB, Post Falls, ID - Director of Taxation, 2005-2006
He was responsible for cleanup of tax liabilities for business combination transactions including registration with all states as branch offices opened with a national company. He was also responsible for managing daily cash flow requirements.

Touchmark Living Centers, Butte, MT - Chief Operating Officer 2005
He was responsible for operations of senior living facility including annual budget for 2006, marketing, community relations and daily staffing for a seven day week operation.

Visiontec Inc,  Spokane, WA - Controller, 2002-2004
He was responsible for accounting, human resources and IS departments including the preparation of budgets, forecasts and cash flow reports. He prepared monthly and annual financial statements and information for outside accountants.

3B's Transportation Company, Lewiston, ID - Chief Financial Officer, 2001
He was  responsible  for all  financial  aspects of the  company  including  the
preparation  of  all  financial  reports,   budget  forecasting  and  cash  flow
projections.

National Music Service Corp., Spokane, WA - Chief Financial Officer, 1995-2000 He was responsible for all financial aspects of the company, including the preparation of all financial reports, budget forecasting and five and ten year cash flow projections. He submitted monthly and quarterly reports to financial institutions and coordinated annual audit with a national accounting firm.

The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but are entitled to reimbursement for expenses incurred in connection with their attendance at Board of Directors' meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

To the best of the Company's knowledge, there are no proceedings to which any of the foregoing individuals, or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among our directors or officers.

Prior to the appointment of Mr. Downey, he was not a director of, nor did he hold any position with the Company. Mr. Downey has consented to serve as a director of the Company, to the best of its knowledge, Mr. Downey (i) does not have a family relationship with any of the directors, executive officers or control persons of the Company; (ii) does not beneficially own any equity securities, or rights to acquire any equity securities of the Company other than as disclosed in this Information Statement; (iii) has not been involved in any transactions with the Company, nor has he had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; and
(iv) has not been the subject of any civil regulatory proceeding or any criminal proceeding.

             Section 16(a) Beneficial Ownership Reporting Compliance
             -------------------------------------------------------

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of the Company's Common Stock, to file with the Securities and Exchange Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Stock of the Company. Officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission to furnish the Company with copies of all section 16(a) reports they file. The Company believes that during the fiscal year ended March 31, 2006, no Section 16(a) filings were made by executive officers, directors and beneficial owners of more than 10%of its Common Stock.

                MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has not established audit, nominating and compensation committees. The Board is of the opinion that such committees are not necessary since the Company has had only two directors and, until the effective date of this Information Statement, such directors have been performing the functions of such committees.

The Company does not currently have a process for security holders to send communications to the Board.

                             EXECUTIVE COMPENSATION

No director or officer of the Company has received compensation during the last three fiscal years. The Company does not have any employment or any similar agreements with its officers. No options were granted to any employee or executive officer during the year ended March 31, 2006.

                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of June 15, 2006, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 5,854,000 shares of Common Stock issued and outstanding as of June 15, 2006.

Table 2.

          Officers, Directors,
             5% Shareholder                 No. of Shares   Beneficial Ownership
             --------------                 -------------   --------------------

Patrick Downey (1) (2)                          100,000 (6)         1.7%
 18610 E. 32nd Ave., Greenacres, WA 99016
Donald Hill (1)                                 100,000             1.7%
 5928 York Ave., South, Edina, MN 55410
Kaniksu Financial Services, LLC (3)           4,900,000            83.7%
 18610 E. 32nd Ave., Greenacres, WA 99016
Gregory M. Wilson (3)                         3,680,372 (4)        38.6% (5)

All directors and                               200,000             3.4%
 executive officers as
 a group (2 persons)

Notes:
------
(1) Director
(2) Executive Officer
(3) Gregory M. Wilson has voting and dispositive control over Kaniksu Financial Services, LLC.
(4) Represents 2,880,372 shares issuable upon conversion of company indebtedness of $72,009.31 owed to Wilson for funds advanced on behalf of the company and 800,000 shares issuable upon the exercise of a common stock warrant at two and half cents per share. The notes have not been converted and the warrant has not been exercised. The change in control event triggered the debt conversion feature and warrant exercise provision imputing beneficial ownership of the shares.
(5) Represents imputed share ownership on a fully diluted basis assuming the issuance of 3,680,372 shares computed on an imputed total issued and outstanding share total of 9,534,372. The shares are not presently issued and outstanding.
(6) Mr. Downey's shares have not been issued as of June 15, 2006.


                                CHANGE IN CONTROL

The statements made in this Information Statement referencing the Stock Sale Agreement are qualified in their entirety by reference to the text of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Stock Sale Agreement is attached as an exhibit to this Information Statement.

On June 12, 2006, Donald Hill, the principal shareholder and President and Chief Executive Officer of the Company, entered into a Stock Sale Agreement which provided, among other things, for the sale of 4,900,000 shares of common stock of the Company (the "Purchased Shares") to Kaniksu Financial Services, LLC. listed in such Stock Sale Agreement (the "Purchase Transaction"). The Purchased Shares represent an aggregate of 83.7% of the issued and outstanding share capital of the Company on a fully-diluted basis. The source of the cash consideration for the Purchased Shares was the Purchasers' company funds.

There are no arrangements or understandings among members of both the former and new control group and their associates with respect to the election of directors of the Company or other matters.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth above in Table 2, none of the following parties has, since the date of incorporation of the Company, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

        -       any of our directors or officers;

        -       any person proposed as a nominee for election as a director;

        - any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or

        - any relative or spouse of any of the foregoing persons who has the same house as such person.


By Order of the Board of Directors



/s/ Donald Hill
---------------
Donald Hill

Exhibit 10.2
Stock Sale Agreement

                              STOCK SALE AGREEMENT

         1. Introduction. This Agreement is made June 12, 2006 between Donald Hill (Seller), and Kaniksu Financial Services, LLC (Buyer). This Agreement provides for the immediate sale of 4,900,000 shares of Senior Optician Service, Inc. common stock.

         2. Sale and Purchase of Stock. Seller will sell to Buyer 4,900,000 common shares of the issued and outstanding capital stock of Senior Optician Service, Inc. (the "Purchase Shares") free of all liens and encumbrances. The 4,900,000 shares are owned by Donald Hill.

         3. Purchase Price. The purchase price is Five Thousand dollars ($5,000.00).

         4. Payment of the Purchase Price. The entire purchase price will be paid to Seller on the closing date.

         5. Seller's Representations and Warranties. To induce Buyer to purchase his stock, Seller jointly and severally represents and warrants the following:

                  a. Stock Properly Issued. The shares have been properly issued and are fully paid and nonassessable.

                  b. Shares Free of Liens or Encumbrances. Seller's shares are free of any liens, encumbrances, or agreements of any kind, including stockholders' agreements or voting trusts.

         6.   Representations  to  Survive  Closing.   The  representations  and
warranties contained in Paragraphs 5 will survive the closing.

         7. Documents to Be Delivered to Buyer at Closing. At the closing, Seller will deliver to Buyer the following:

                  a. Stock Certificates. One certificate representing 5,000,000 shares of Corporation's capital stock, indorsed for transfer in blank, of which 4,900,000 are the subject of the stock sale. The 100,000 share balance will be issued in the name of Donald Hill.

         8. Time and Place of Closing. The closing will take place on June 12, 2006.

         9. Agreement Binding. This Agreement is binding upon and will inure to the benefit of the parties' heirs, executors, administrators, representatives, successors, and assigns.

         10. Applicable Law. This Agreement will be construed in accordance with the laws of Washington.


Seller:                                          Buyer:
                                                 Kaniksu Financial Services, LLC

 /s/ Donald Hill                                  /s/ Gregory M. Wilson
-------------------------------                  -------------------------------
Donald Hill                                      By: Gregory M. Wilson
                                                 Title: Member Mgr.

 /s/ Sandra Hill
-------------------------------
Sandra Hill